Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b) and
Rule 14d-2(b) under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
October 12, 2005

FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom Citigate Sard Verbinnen 212/687 – 8080
VECTOR GROUP PROVIDES UPDATE ON OFFER TO ACQUIRE
OUTSTANDING STOCK OF NEW VALLEY CORPORATION
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     MIAMI, FL, October 12, 2005 — Vector Group Ltd. (NYSE: VGR) today announced that, at the request of the special committee of the New Valley Corporation (NASDAQ: NVAL) Board of Directors, it will postpone the commencement of its exchange offer to acquire all of the outstanding shares of common stock of New Valley that it does not already own. Vector Group now expects to file offering materials with the Securities and Exchange Commission on or about October 19, 2005, and to commence its exchange offer shortly thereafter.
     As previously announced, New Valley stockholders will be offered 0.461 shares of Vector Group common stock, in an exchange designed to be tax-free, for each outstanding share of New Valley common stock they own. Vector Group would issue approximately 4.4 million shares to complete the transaction.
     Vector Group through a subsidiary currently owns approximately 57.7 percent of New Valley’s common stock. Based on the $19.54 closing price of Vector Group’s shares on September 26, 2005, the offer represents a value of approximately $9.00 per share of New Valley common stock and a 21 percent premium to the closing price of New Valley common stock on that date. Vector Group’s offer will be subject to the condition that it holds at least 90 percent of the outstanding shares of New Valley common stock at the completion of the exchange offer and other customary conditions.

     Following successful completion of the exchange offer, Vector Group will effect a short-form merger with New Valley in which New Valley shares held by the remaining public stockholders will be converted into the same consideration paid in the exchange offer, except for those stockholders who exercise appraisal rights.
About Vector Group Ltd.
     Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.
Additional Information and Where to Find It
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.
     In connection with the proposed transaction, Vector expects to file an exchange offer prospectus (the “Prospectus”) and related materials and a proxy statement on Schedule 14A (the “Proxy Statement”) and related materials with the Securities and Exchange Commission (“SEC”). These materials will contain important information. The Proxy Statement will contain information identifying the participants as well as a description of the participants’ direct or indirect interests, by security holdings or otherwise. Investors and security holders are advised to carefully review the Prospectus and Proxy Statement and related materials when they become available.
     Investors and security holders may obtain a free copy of the Prospectus, Proxy Statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of the Prospectus, the Proxy Statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000.
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     This news release contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.